UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 0-32115

Equal Energy Ltd.

(Translation of registrant's name into English)

2700, 500 - 4th Avenue S.W.

Calgary, Alberta T2P 2V6

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents attached as Exhibit 99.1 this 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit Number	Description
99.1	Press Release Dated April 26, 2012 - EQUAL ENERGY ANNOUNCES CHANGES IN SENIOR MANAGEMENT AND APPOINTMENT OF NEW CHAIRMAN

99.2	Press Release Dated April 26, 2012 - EQUAL ENERGY ANNOUNCES THE CLOSING OF THE SALE OF MISSISSIPPIAN INTERESTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2012

Equal Energy Ltd.

By: /s/ Dell Chapman

Name: Dell Chapman

Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Dated April 26, 2012 - EQUAL ENERGY ANNOUNCES CHANGES IN SENIOR MANAGEMENT AND APPOINTMENT OF NEW CHAIRMAN

99.2	Press Release Dated April 26, 2012 - EQUAL ENERGY ANNOUNCES THE CLOSING OF THE SALE OF MISSISSIPPIAN INTERESTS